SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
____________________

SCHEDULE 13G/A
(Rule 13d-102)
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

BANKUNITED FINANCIAL CORPORATION
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

06652B103
(CUSIP Number)

September 9, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 06652B103	SCHEDULE 13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
				(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF	5	SOLE VOTING POWER	7,031,739
SHARES BENEFICIALLY	6	SHARED VOTING POWER	-0-
OWNED BY EACH	7	SOLE DISPOSITIVE POWER	7,031,739
REPORTING PERSON WITH	8	SHARED DISPOSITIVE POWER	-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,031,739
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 06652B103	SCHEDULE 13G/A	Page 3 of 5 Pages

Item 1(a).	Name of Issuer.

BankUnited Financial Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices.

255 Alhambra Circle

Coral Gables, Florida 33134

Item 2(a).	Name of Person Filing.

American Holdings, Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

Pasea Estate

P.O. Box 3149

Road Town, Tortola

BVI

Item 2(c).	Citizenship.

British Virgin Islands

Item 2(d).	Title of Class of Securities.

Class A Common Stock, $0.01 par value

Item 2(e).	CUSIP Number.

06652B103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.

Not applicable

Item 4.	Ownership.

(a) Amount beneficially owned:	7,031,739

(b) Percent of class:	19.9%

(c) Number of shares as to which such person has:

CUSIP No. 06652B103	SCHEDULE 13G/A	Page 4 of 5 Pages

(i) Sole power to vote or direct the vote:	7,031,739

(ii) Shared power to vote or direct the vote:	-0-

(iii) Sole power to dispose or direct the disposition of:	7,031,739

(iv) Shared power to dispose or direct the disposition of:	-0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 06652B103	SCHEDULE 13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2008	American Holdings, Ltd.

	By:	/s/ David Flinn
David Flinn
Secretary